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                                                                    EXHIBIT 2.1



                      SULCUS HOSPITALITY TECHNOLOGIES CORP.
                                  Sulcus Centre
                              41 North Main Street
                         Greensburg, Pennsylvania 15601

                                         June 12, 1998

Tridex Corporation
61 Wilton Road
Westport, Connecticut  06880


Ladies and Gentlemen:

         The purpose of this letter (the "Letter") is to set forth certain nonbinding understandings and certain binding agreements between Sulcus Hospitality Technologies Corp., a Pennsylvania corporation ("Sulcus"), and Tridex Corporation, a Connecticut corporation ("Tridex"), with respect to a proposed business combination between Sulcus and Tridex (the "Proposed Transaction"), on the terms, and subject to the conditions, set forth below.

PART ONE -- NONBINDING PROVISIONS.

         THE FOLLOWING NUMBERED PARAGRAPHS OF THIS LETTER (COLLECTIVELY, THE "NONBINDING PROVISIONS") REFLECT OUR MUTUAL UNDERSTANDING OF THE MATTERS DESCRIBED IN THEM, BUT EACH PARTY ACKNOWLEDGES THAT THE NONBINDING PROVISIONS ARE NOT INTENDED TO CREATE OR CONSTITUTE ANY LEGALLY BINDING OBLIGATION OF SULCUS OR TRIDEX, AND NEITHER SULCUS NOR TRIDEX SHALL HAVE ANY LIABILITY TO THE OTHER PARTY WITH RESPECT TO THE NONBINDING PROVISIONS. SULCUS AND TRIDEX SHALL EACH BE BOUND ONLY BY THE BINDING PROVISIONS SET FORTH IN PART TWO BELOW, AND, IF SUCCESSFULLY NEGOTIATED, EXECUTED AND DELIVERED BY SULCUS AND TRIDEX, THE TERMS AND CONDITIONS CONTAINED IN A FULLY INTEGRATED, WRITTEN, DEFINITIVE AGREEMENT (THE "DEFINITIVE AGREEMENT"), AND OTHER RELATED DOCUMENTS PREPARED, AUTHORED, EXECUTED OR DELIVERED BY AND BETWEEN SULCUS AND TRIDEX.

         1. BASIC TRANSACTION. The Proposed Transaction will be a business combination between Sulcus and Tridex, the result of which will be the ownership by the current shareholders of Tridex, on the one hand, and Sulcus, on the other, each of 50% of the outstanding capital stock of the entity resulting from the Proposed Transaction (the "Resulting Entity"). The structure of the Proposed Transaction is to be determined based on accounting and other business-related considerations. It is the expectation of the parties that this will be a tax-free transaction accounted for as a pooling of interests. The parties intend that the closing of the Proposed Transaction would occur on or before October 30, 1998, but in no event sooner than five (5) days after the later to occur of
(i) the approval of the Proposed Transaction by the stockholders of Sulcus and the stockholders of Tridex and (ii) the expiration of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR") if the parties conclude that a filing thereunder is required (the "Closing"). In the event an HSR filing is required, the parties shall split the fee equally.

         2. DUE DILIGENCE. Each of Sulcus and Tridex has commenced, and intends to continue, its due diligence investigation of the prospects, business, assets, contract rights, liabilities and obligations of Tridex and Sulcus, respectively, including, without limitation, financial, management, employee, customer, legal, regulatory and environmental matters (the "Due Diligence Investigation").


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Tridex Corporation
June 12, 1998
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         3. PROPOSED FORM OF AGREEMENT. Sulcus and Tridex intend promptly to begin negotiating to reach a Definitive Agreement containing representations, warranties, indemnities, conditions, agreements and covenants by each of Sulcus and Tridex.

         4. CONDITIONS TO PROPOSED TRANSACTION. The parties do not intend to be bound by the Nonbinding Provisions or any provisions covering the same subject matter until the execution and delivery of the Definitive Agreement, which, if successfully negotiated, would provide that the Proposed Transaction would be subject to customary terms and conditions, including, without limitation, the following:

            (a) finalization of employment, non-competition and confidentiality arrangements between the Resulting Entity and the management personnel of Sulcus and Tridex, respectively, who would become key personnel of the Resulting Entity;

            (b)  receipt of necessary consents and approvals;

            (c) absence of any material adverse change in Sulcus's and Tridex's business, financial condition, profits, prospects, assets or operations since [last reported fiscal quarter];

            (d) absence of pending or threatened litigation regarding the Definitive Agreement or the transactions to be contemplated thereby; and

            (e) delivery of customary fairness opinions, legal opinions, closing certificates and other documentation.

         5. DEFINITIVE AGREEMENT. Subject to the final sentence of Paragraph B of Part Two below, Sulcus and Tridex shall negotiate in good faith to arrive at a mutually acceptable Definitive Agreement for approval, execution and delivery on the earliest reasonably practicable date.

         6. BOARD OF DIRECTORS. The authorized number of directors on the Board of Directors of the Resulting Entity (the "Board") will be established at nine
(9). Four (4) directors are to be designated by Sulcus (the "Sulcus Directors"), and five (5) are to be designated by Tridex (the "Tridex Directors"). The Board will be classified into three classes of Directors, with initial terms expiring in 1999, 2000 and 2001. For the three (3) years following the Closing, in the event that any Director so designated for any reason ceases to serve as a member of the Board during such director's term of office, the resulting vacancy on the Board will be filled by a majority vote of the remaining Sulcus Directors or Tridex Directors, as the case may be. Seth M. Lukash shall serve as Co-Chairman and Chief Executive Officer of the Resulting Entity. Leon D. Harris shall serve as Co-Chairman, President and Chief Operating Officer of the Resulting Entity.

PART TWO -- BINDING PROVISIONS.

         UPON EXECUTION BY BOTH SULCUS AND TRIDEX OF THIS LETTER OR COUNTERPARTS HEREOF, THE FOLLOWING LETTERED PARAGRAPHS OF THIS LETTER (COLLECTIVELY, THE "BINDING PROVISIONS") WILL CONSTITUTE


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Tridex Corporation
June 12, 1998
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THE LEGALLY BINDING AND ENFORCEABLE AGREEMENT OF SULCUS AND TRIDEX (IN
RECOGNITION OF THE COSTS TO BE BORNE BY SULCUS AND TRIDEX IN PURSUING THIS PROPOSED TRANSACTION AND FURTHER IN CONSIDERATION OF THEIR MUTUAL UNDERTAKINGS AS TO THE MATTERS DESCRIBED IN THIS LETTER).

         A. NONBINDING PROVISIONS NOT ENFORCEABLE. The Nonbinding Provisions do not create or constitute any legally binding obligations between Sulcus and Tridex, and neither Sulcus nor Tridex shall have any liability to the other party with respect to the Nonbinding Provisions.

         B. ACCESS. Tridex shall provide to Sulcus, and Sulcus shall provide to Tridex, complete access to its facilities, books and records and shall cause the directors, employees, accountants, and other agents and representatives (collectively, "Representatives") of Tridex to cooperate fully with Sulcus, and the Representatives of Sulcus to cooperate fully with Tridex and their Representatives, as the case may be, in connection with the Due Diligence Investigation (as described in Paragraph 2 hereof). Neither Sulcus nor Tridex shall be under any obligation to continue with its Due Diligence Investigation or negotiations regarding the Definitive Agreement if, at any time, the results of the Due Diligence Investigation are not satisfactory to Sulcus or Tridex, as the case may be, for any reason in their sole discretion.

         C. EXCLUSIVE DEALING. Except as provided in paragraph D below, until the earlier of July 31, 1998 or termination of this Letter in accordance with Paragraph K below, Tridex or Sulcus shall not, directly or indirectly, through any Representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of, its assets or business, in whole or in part, whether through purchase, merger, consolidation, business combination or otherwise.

         D. ALTERNATIVE PROPOSALS. After furnishing prompt notice to the other party, either Sulcus or Tridex may, directly or indirectly, furnish information and access, in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such corporation, partnership, person or other entity or group concerning any bona fide, superior proposal to acquire all or any significant portion of the assets or equity upon a merger, acquisition, consolidation or similar transaction (an "Alternative Proposal"), provided that the Board of Directors of the respective party determines in its good faith judgment in the exercise of its fiduciary duties, after consultation with legal counsel and its financial advisors, that such action is necessary in furtherance of the best interests of its stockholders. Either Sulcus or Tridex shall promptly notify the other party if it shall, on or after the date hereof, have entered into a confidentiality agreement with any third party in response to any unsolicited request for information and access in connection with a possible Alternative Proposal.

         E. BREAK-UP FEE. In the event that (1) a Definitive Agreement is not successfully negotiated and entered into, or (2) a Definitive Agreement is entered into but a Closing does not occur, and, within one (1) year after termination of this Letter pursuant to Paragraph K(ii) or termination of the Definitive Agreement, as the case may be, Sulcus or Tridex closes a transaction relating to the acquisition of a material portion of its assets or business, in whole or in part, whether through purchase, merger, consolidation, business combination or otherwise, then, immediately upon such


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Tridex Corporation
June 12, 1998
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closing, Tridex shall pay to Sulcus (if Tridex enters into such alternative transaction), or Sulcus shall pay to Tridex (if Sulcus enters into such an alternative transaction), the sum of $2,000,000; provided, however, that no such payment will be required if (i) the condition set forth in clause (1) occurs due to Tridex or Sulcus exercising its rights under the last sentence of Paragraph B, (ii) the condition set forth in clause (2) occurs due to the failure to obtain the approval of the stockholders of Tridex or Sulcus or any third party consent; provided, that the executive officers and directors of Tridex and Sulcus will agree to vote their shares in favor of the Proposed Transaction and to undertake a best efforts solicitation with respect to the vote to approve the Proposed Transaction; or (iii) if Tridex or Sulcus is advised by its accountants that the Proposed Transaction cannot be structured as a tax-free transaction accounted for as a pooling of interests. Each of the parties acknowledges and agrees that the provisions for the payment of break-up fees is an integral part of the Proposed Transaction and that, without this provision, they would not have entered into this Proposed Transaction. Accordingly, if a break-up fee shall become due and payable by a party, and such party shall fail to pay such amount when due pursuant to this paragraph, and, in order to obtain such payment, suit is commenced, the owing party shall pay reasonable costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest computed on any amounts determined to be due and payable pursuant to this paragraph and such costs (computed from the date incurred). The obligations of the parties under this paragraph shall survive the termination of the Binding Provisions.

         F. CONDUCT OF BUSINESS. Until the Definitive Agreement has been duly executed and delivered by all of the parties or the Binding Provisions have been terminated pursuant to Paragraph K hereof, Tridex and Sulcus shall conduct their business only in the ordinary course.

         It is understood and agreed that the Definitive Agreement shall contain a comprehensive covenant of Tridex and Sulcus regarding the interim operations of Tridex and Sulcus from the date of the execution and delivery of the Definitive Agreement through the Closing.

         G. DISCLOSURE. Except as and to the extent required by law, without the prior written consent of the other party, neither Sulcus nor Tridex shall, and each shall direct its Representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction proposed in this Letter.

         H. CONFIDENTIALITY. The parties acknowledge and agree that they are bound by and will act in accordance with the terms and conditions set forth in the Confidentiality and Non-Disclosure Agreement, dated July 28, 1997, between Tridex and Sulcus (the "Confidentiality Agreement"). If the Binding Provisions are terminated pursuant to Paragraph K hereof, Sulcus and Tridex shall promptly return to Tridex and Sulcus any Confidential Information (as defined in the Confidentiality Agreement) in its possession.

         I. COSTS AND EXPENSES. Except as provided in Paragraph E hereof, Sulcus and Tridex shall be responsible for and bear all of their own costs and expenses incurred at any time in connection with pursuing or consummating the Proposed Transaction.



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Tridex Corporation
June 12, 1998
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         J. CONSENTS. Sulcus and Tridex shall cooperate with each other and proceed, as promptly as is reasonably practicable, to seek to obtain all necessary consents and approvals from third parties, and to endeavor to comply with all other legal or contractual requirements for, or preconditions to, the execution, delivery and consummation of the Definitive Agreement.

         K.       TERMINATION.  The Binding Provisions may be terminated:

                  (i)  by mutual written consent of Sulcus and Tridex; or

                  (ii) upon written notice by either party to the other party if the Definitive Agreement has not been executed by July 31, 1998;

provided, however, that the termination of the Binding Provisions shall not affect the liability of a party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the parties shall have no further obligations under the Binding Provisions, except as stated in Paragraphs E, G, and H hereof, which shall survive any such termination.

Please sign and date this Letter in the space provided below to confirm the mutual agreements set forth in the Binding Provisions and return a signed copy to the undersigned.

                                 Very truly yours,

                                 SULCUS HOSPITALITY
                                 TECHNOLOGIES CORP.

                                 By: /s/ LEON HARRIS
                                    ------------------------------------------

                                 Name: Leon Harris
                                      ----------------------------------------

                                 Title: Chairman and Chief Executive Officer
                                       ---------------------------------------

Acknowledged and agreed as
of the 13th day of June, 1998.

TRIDEX CORPORATION

By: /s/ SETH LUKASH
   ---------------------------------------------

Name: Seth M. Lukash
   ---------------------------------------------

Title: Chairman and Chief Executive Officer
      ------------------------------------------